Exhibit 99.2

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 4, 2014 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended September 30, 2014 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2013. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information"). This report also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted cash flow from operating activities (and adjusted cash flow from operating activities per common share), and total enterprise value, which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP, including a reconciliation to the most directly comparable GAAP measure, see "Non-GAAP and Additional GAAP Measures."

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mmbbls	millions of barrels	IFRS	International Financial Reporting Standards
mboe/d	thousands of barrels of oil equivalent per day	NGL	Natural gas liquids
MMcf/d	millions of cubic feet per day	U.S.	United States
bcf/d	billions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
km	kilometre

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Strategy

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;
•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

Pembina Pipeline Corporation

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and,
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Financial & Operating Overview

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted)	2014	2013	2014	2013
Conventional Pipelines throughput (mbpd)	564	489	563	489
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	880	880	880
Gas Services average volume processed (mboe/d) net to Pembina(1)	71	48	82	49
Midstream NGL sales volume (mbpd)	107	99	115	105
Total volume (mbpd)	1,622	1,516	1,640	1,523
Revenue	1,445	1,300	4,810	3,724
Net revenue(2)	358	317	1,165	927
Operating expenses	98	87	284	255
Realized gain (loss) on commodity-related derivative financial instruments	4	(4)	2	2
Operating margin(2)	264	226	883	674
Depreciation and amortization included in operations	51	47	154	121
Unrealized gain (loss) on commodity-related derivative financial instruments	3	(2)	3	5
Gross profit	216	177	732	558
General and administrative expenses	56	30	128	89
Other expenses	14		16
Net finance costs	30	35	139	111
Share of loss of investment in equity accounted investees, net of tax	20		22
Current tax expense	26	6	75	19
Deferred tax (recovery) expense	(5)	34	53	83
Earnings(3)	75	72	299	256
Earnings per common share – basic and diluted (dollars)	0.20	0.22	0.85	0.83
EBITDA(2)	199	201	750	597
Cash flow from operating activities	188	94	604	477
Cash flow from operating activities per common share – basic (dollars)(2)	0.57	0.30	1.87	1.56
Adjusted cash flow from operating activities(2)	158	188	613	540
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	0.48	0.61	1.90	1.77
Common share dividends declared	143	129	417	375
Dividends per common share (dollars)	0.44	0.42	1.29	1.23
Preferred share dividends declared	8		21
Capital expenditures	344	245	929	605
Total enterprise value ($ billions)(2)	19	13	19	13

(1)	Gas Services average volume processed converted to mboe/d from MMcf/d at 6:1 ratio.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."
(3)	Share of loss from equity accounted investees, which impacted earnings in the third quarter and first nine months of 2014, includes accelerated depreciation of $25 million for certain out-of-service assets at the Company's Fort Saskatchewan ethylene storage facility.
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Pembina Pipeline Corporation

Revenue increased 11 percent in the third quarter of 2014 to $1.4 billion from $1.3 billion in the same period of the prior year and 29 percent to $4.8 billion year-to-date compared to $3.7 billion in the first nine months of 2013. Net revenue increased 13 percent to $358 million during the third quarter of 2014 from $317 million during the same period of 2013. The third quarter increases in revenue and net revenue were primarily driven by the Company's Conventional Pipelines business, which generated an increase of approximately 24 percent in revenue in the third quarter of 2014 compared to the same period of 2013 due to contributions from the Phase I crude oil, condensate and natural gas liquids pipeline capacity expansions which were completed in December 2013 (the "Phase I Expansions"). Further, Pembina's Saturn I Facility contributed to the strong performance in the Company's Gas Services business, which saw an increase of approximately 19 percent in net revenue in the third quarter of 2014 compared to the same period of 2013. Year-to-date, net revenue in 2014 was nearly $1.2 billion compared to $927 million during the same period of 2013. The increase relative to the prior period was largely due to the Company's Midstream business, which generated an increase of almost 32 percent in net revenue during the first nine months of 2014 compared to the same period of the prior year. This was driven by higher volumes, favourable pricing, market fundamentals and enhanced service offerings since the prior period in crude oil midstream, as well as a stronger year-over-year market for propane which benefited Pembina's natural gas midstream activities. The Company's Conventional Pipelines business also contributed to higher net revenue due to the Phase I Expansions noted above.

Operating expenses were $98 million during the third quarter of 2014 compared to $87 million in the third quarter of 2013. For the nine months ended September 30, 2014, operating expenses were $284 million compared to $255 million in the same period of 2013. The increase in operating expenses for the third quarter and first nine months of 2014 was primarily the result of new in-service assets, particularly the Phase I Expansions in the Company's Conventional Pipelines business and the Saturn I Facility in the Company's Gas Services business. These higher operating expenses were offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's sale of its non-core trucking-related assets recognized in the second quarter of 2014.

Operating margin totalled $264 million during the third quarter of 2014, up 17 percent from the same period last year when operating margin totalled $226 million. For the nine months ended September 30, 2014, operating margin was $883 million compared to $674 million for the same period of 2013. Both the third quarter and year-to-date increases were primarily driven by strong performance in the Midstream and Conventional Pipelines businesses, as discussed above.

Depreciation and amortization included in operations rose to $51 million during the third quarter of 2014 compared to $47 million during the same period in 2013. This increase was primarily a result of the growth in Pembina's asset base since the prior period and a reduction in depreciation in 2013 resulting from a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset. For the nine months ended September 30, 2014, depreciation and amortization included in operations was $154 million compared to $121 million in the same period of 2013 for the same reasons noted above, along with the $13 million impairment of non-core trucking-related assets which occurred in the second quarter of 2014.

Increased revenue and operating margin contributed to gross profit of $216 million during the third quarter and $732 million during the first nine months of 2014 compared to $177 million and $558 million during the relative periods of the prior year. This represents a 22 percent and 31 percent increase, respectively.

For the three and nine month periods ending September 30, 2014, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $53 million and $121 million compared to $28 million and $83 million during the same periods of 2013. These increases were primarily due to the addition of new employees and consultants resulting from Pembina's growth since the third quarter and first nine months of 2013 as well as increased short-term and share-based incentive expenses resulting from a 26 percent ($9.76 per share) increase in the Company's share price since December 31, 2013 compared to a 20 percent ($5.26 per share) increase from December 31, 2012 to September 30, 2013. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

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Pembina Pipeline Corporation

Net finance costs in the third quarter of 2014 were $30 million compared to $35 million in the third quarter of 2013. Lower net finance costs were primarily due to a reduced unrealized loss on revaluation of the conversion feature of the convertible debentures as well as lower interest expense on the convertible debentures as a result of conversions. For the first nine months of 2014, net finance costs were $139 million compared to $111 million in the same period of the prior year. Higher net finance costs year-to-date in 2014 compared to the same period in 2013 were mainly due to the net increased share price in 2014 compared to the prior year, resulting in an increase in the unrealized loss relating to the revaluation of the conversion feature of the Company's convertible debentures offset by lower interest expense on the convertible debentures.

Income tax expense was $21 million for the third quarter of 2014, including current tax of $26 million and deferred tax recovery of $5 million, compared to $40 million, including current tax of $6 million and deferred tax of $34 million in the same periods of 2013. Income tax expense was $128 million for the nine months ended September 30, 2014, including current tax of $75 million and deferred tax of $53 million, compared to income tax expense of $102 million, including current tax of $19 million and deferred tax of $83 million in the same period of 2013. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities. The current tax rose year-to-date primarily as a result of taxable income exceeding losses and deductions available for carry over in certain of Pembina subsidiary corporations.

Pembina generated EBITDA of $199 million during the third quarter of 2014, consistent with $201 million during the third quarter of 2013. Increased gross profit since the same period last year was offset by increased general and administrative and other expenses. On a year-to-date basis in 2014, Pembina generated EBITDA of $750 million compared to $597 million during the first nine months of 2013. EBITDA was higher in 2014 compared to 2013 due to increased results from Pembina's businesses, primarily stemming from higher operating margin in the Company's Midstream business, as well as returns on new assets, expansions and services, offset by increased general and administrative expenses.

The Company's earnings increased to $75 million ($0.20 per common share) during the third quarter of 2014 compared to $72 million ($0.22 per common share) during the third quarter of 2013. This increase was due to higher gross profit, which was offset by increased general and administrative expenses due to higher share-based compensation and other expenses, with an offset to per common share metrics from increased shares outstanding. Earnings were $299 million ($0.85 per common share) during the first nine months of 2014 compared to $256 million ($0.83 per common share) during the same period of the prior year. The year-to-date increase was mostly due to higher gross profit, partially offset by increased general and administrative expenses and income taxes. Also offsetting the increase in earnings in the third quarter and first nine months of 2014 was share of loss from equity accounted investees, which includes accelerated depreciation of $25 million for certain out-of-service assets at the Company's Fort Saskatchewan ethylene storage facility.

Cash flow from operating activities was $188 million ($0.57 per common share) during the third quarter of 2014 compared to $94 million ($0.30 per common share) for the same period last year. The increase was primarily due to higher earnings and a larger decrease in non-cash working capital in 2013 compared to 2014. For the nine months ended September 30, 2014, cash flow from operating activities was $604 million ($1.87 per common share) compared to $477 million ($1.56 per common share) during the same period last year. The year-to-date increase was primarily due to higher earnings as well as a decreased change in non-cash working capital in 2014 compared to 2013.

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Pembina Pipeline Corporation

Adjusted cash flow from operating activities was $158 million ($0.48 per common share) during the third quarter of 2014 compared to $188 million ($0.61 per common share) during the third quarter of 2013. Despite an increase in operating margin, the quarter-over-quarter decrease in adjusted cash flow from operating activities is primarily a result of increased current taxes, share-based payment expenses and preferred share dividends declared. For the nine months ended September 30, 2014, adjusted cash flow from operating activities was $613 million ($1.90 per common share) compared to $540 million ($1.77 per common share) during the same period last year. The year-to-date increase was primarily due to higher operating margin offset by increased current taxes, share-based payment expenses and preferred share dividends declared. For both the third quarter and year-to-date in 2014, per common share metrics were impacted by increased shares outstanding.

Operating Results

	3 Months Ended September 30				9 Months Ended September 30
	2014		2013		2014		2013
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	128	74	103	66	367	228	300	192
Oil Sands & Heavy Oil	52	35	48	33	152	102	142	97
Gas Services	38	23	32	21	119	78	88	57
Midstream	139	131	135	105	526	471	397	325
Corporate	1	1	(1)	1	1	4		3
Total	358	264	317	226	1,165	883	927	674

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Conventional Pipelines

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted)	2014	2013	2014	2013
Average throughput (mbpd)	564	489	563	489
Revenue	128	103	367	300
Operating expenses	55	37	139	110
Realized gain on commodity-related derivative financial instruments	1			2
Operating margin(1)	74	66	228	192
Depreciation and amortization included in operations	11	6	25	5
Unrealized gain on commodity-related derivative financial instruments			2	2
Gross profit	63	60	205	189
Capital expenditures	163	79	396	199

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,500 km pipeline network that extends across much of Alberta and B.C. It transports approximately half of Alberta's conventional crude oil production, about thirty percent of the NGL produced in western Canada, and virtually all of the conventional oil and condensate produced in B.C. This business' primary objectives are to provide safe, responsible and reliable transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

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Pembina Pipeline Corporation

Operational Performance

During the third quarter of 2014, Conventional Pipelines' throughput averaged 564 mbpd. This represents an increase of approximately 15 percent compared to the same period of 2013, when average throughput was 489 mbpd. On a year-to-date basis in 2014, throughput averaged 563 mbpd compared to 489 mbpd in the first nine months of 2013.

These increases were primarily due to Pembina's Phase I Expansions, which were placed into service in December 2013 and which allowed for the receipt of higher volumes at Pembina's existing connections and truck terminals. As a result of the expansions, volumes on Pembina's Peace Pipeline increased just over 20 percent year-to-date compared to the first nine months of 2013. The Company also placed several new connections into service during the first nine months of the year, which further contributed to increased throughput on its systems.

Financial Performance

During the third quarter of 2014, Conventional Pipelines generated revenue of $128 million, 24 percent higher than the $103 million generated in the same quarter of the previous year. For the first nine months of 2014, revenue was $367 million compared to $300 million for the same period in 2013. These increases during the respective periods were primarily due to the Phase I Expansions noted above, which increased capacity on Pembina's Peace and Northern Pipeline systems beginning in December 2013. Strong volumes from existing and new connections, the addition of volumes from the Saturn I Facility and selective toll increases implemented earlier in 2014 also contributed to the increase in year-to-date revenue.

During the third quarter of 2014, operating expenses were $55 million compared to $37 million in the third quarter of 2013 and $139 million for the nine months ended September 30, 2014 compared to $110 million in the same period of 2013. These increases were mainly due to higher costs associated with the Company's pipeline integrity dig program and other integrity initiatives being completed post-spring break-up. Pembina also incurred incremental power costs resulting from its Phase I Expansions and operating expenses related to the purchase of friction-reducing agents which allow for more efficient flow of products within its pipelines.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin for the third quarter of 2014 was $74 million, 12 percent higher than the $66 million recorded during the same period of 2013. Operating margin was $228 million for the first nine months of 2014, 19 percent higher than the $192 million recorded for the first nine months of 2013.

Depreciation and amortization included in operations during the third quarter of 2014 was $11 million compared to $6 million during the same period of the prior year. The increase in the third quarter of 2014 resulted from additional in-service assets associated with the Phase I Expansions offset by a reduction of depreciation due to a re-measurement of the decommissioning provision in excess of the carrying amount of the asset recognized in 2013. Depreciation and amortization included in operations for the nine months ended September 30, 2014 was $25 million compared to $5 million in the first nine months of 2013. The year-to-date increase in 2014 resulted from additional in-service assets associated with the Phase I Expansions and a decreased reduction of depreciation due to a re-measurement of the decommissioning provision in excess of the carrying amount of the asset in 2014 compared to 2013.

For the three and nine months ended September 30, 2014, gross profit was $63 million and $205 million, respectively, compared to $60 million and $189 million for the same periods of the prior year. These increases were due to higher operating margin that was partially offset by increased depreciation and amortization included in operations, as discussed above.

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Pembina Pipeline Corporation

Capital expenditures for the third quarter and first nine months of 2014 totalled $163 million and $396 million compared to $79 million and $199 million for the same periods of 2013. The majority of this spending relates to Pembina's pipeline expansion projects which are described both above and below in this document.

New Developments

On September 10, 2014, Pembina announced that due to strong customer demand, it plans to expand its previously announced Phase III pipeline expansions (the "Phase III Expansion") by constructing a new 16" diameter pipeline from Fox Creek, Alberta into Namao, Alberta and a new 12" diameter pipeline from Wapiti, Alberta into Kakwa, Alberta (the "Wapiti to Kakwa Pipeline").

The 16" diameter pipeline will span approximately 270 km in length and be built in the same right-of-way as the proposed 24" diameter pipeline from Fox Creek to Namao. Pembina expects the two pipelines to initially have a combined capacity of 420 mbpd and an ultimate capacity of over 680 mbpd with the addition of midpoint pump stations.

The proposed Wapiti to Kakwa Pipeline is intended to debottleneck a portion of Pembina's existing pipeline system. It will be approximately 70 km in length and is expected to have an initial capacity of approximately 95 mbpd. This debottleneck will ultimately allow product to be delivered into the Company's core segment of the Phase III Expansion between Fox Creek and Namao. As part of this project, Pembina also plans to build two new pump stations. Subject to regulatory and environmental approvals, Pembina expects the Wapiti to Kakwa Pipeline to be in-service in late-2016 to mid-2017.

Combined, Pembina expects to incur incremental capital expenditures for the additional 16" diameter pipeline and the Wapiti to Kakwa Pipeline of approximately $435 million, bringing total estimated capital for the Phase III Expansion to $2.44 billion.

Subject to regulatory and environmental approvals, Pembina expects the 16" and 24" diameter pipelines to be in-service between late-2016 and mid-2017. Pembina submitted its regulatory application for both pipelines from Fox Creek to Namao on September 2, 2014. Once in service, the Company will have four pipelines in the corridor between Fox Creek and Namao which will allow for operational efficiencies and improved quality management of product on the system through the reduction of batching operations and larger batch sizes.

In connection with the Phase III Expansion, Pembina was also successful in re-contracting with its customers and securing the majority of the existing crude oil and condensate volumes transported on the Company's pipelines under long-term, firm-service contracts. Pembina now has secured approximately 650 mbpd of crude oil, condensate and NGL through its re-contracting efforts, and through its Phase I, II and III conventional pipeline expansions. As a result, once the Phase III Expansion is brought into service, virtually all of the throughput on Pembina's Peace and Northern systems will be under long-term, take-or-pay contracts.

In the third quarter, work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). With respect to the crude oil and condensate portion, Pembina expects the project to be mechanically complete in early 2015 and commissioned in the first quarter of 2015. Subject to regulatory and environmental approvals approval, Pembina expects the NGL component of the project to be in-service in the third quarter of 2015.

The Company is also progressing its previously announced plans to expand its presence in the Edson and Willesden Green areas of Alberta. Subject to regulatory and environmental approvals, Pembina expects its additional pipeline laterals in the Edson area to be in-service in mid-2016 and its additional Willesden Green pipelines to be in-service in late-2016.

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Pembina Pipeline Corporation

Further, subsequent to quarter end, Pembina placed the Resthaven Facility pipeline lateral into service.

Oil Sands & Heavy Oil

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted)	2014	2013	2014	2013
Contracted capacity (mbpd)	880	880	880	880
Revenue	52	48	152	142
Operating expenses	17	15	50	45
Operating margin(1)	35	33	102	97
Depreciation and amortization included in operations	5	5	13	15
Gross profit	30	28	89	82
Capital expenditures	10	8	35	33

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $52 million in the third quarter of 2014 compared to $48 million during the third quarter of 2013. Year-to-date, revenue in 2014 was $152 million compared to $142 million for the first nine months of 2013. Third quarter and year-to-date revenue was higher due to increased interruptible volumes on the Nipisi Pipeline, revenue generated by the Nipisi to Trans Mountain Pipeline connection and additional flow through operating expenses primarily on the Horizon Pipeline. Higher operating expenses relating to scheduled integrity work in the first three quarters of 2014, which were recovered under Pembina's contractual arrangements with its customers, also contributed to the increase in revenue.

Operating expenses were $17 million during the third quarter of 2014 compared to $15 million in the third quarter of 2013. For the first nine months of 2014, operating expenses were $50 million compared to $45 million for the same period in 2013. Increased costs related to scheduled integrity work and maintenance, particularly on the Horizon Pipeline, were the main contributors to the incremental operating expenses.

For the three and nine months ended September 30, 2014, operating margin was $35 million and $102 million compared to $33 million and $97 million during the same periods of 2013. The 2014 third quarter and first nine months' increases were primarily due to greater interruptible volumes on the Nipisi Pipeline and the incremental revenue from the Nipisi to Trans Mountain Pipeline connection as discussed above.

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Pembina Pipeline Corporation

Depreciation and amortization included in operations during the third quarter and first nine months of 2014 was $5 million and $13 million, compared to $5 million and $15 million, respectively, consistent with the same periods of last year.

For the three and nine months ended September 30, 2014, gross profit was $30 million and $89 million compared to $28 million and $82 million during the three and nine months ended September 30, 2013 due to the factors discussed above.

During the first nine months of the year, capital expenditures within the Oil Sands & Heavy Oil business totalled $35 million and were primarily related to two factors: the Cornerstone pipeline project, discussed below; and the connection of the Nipisi Pipeline to the Trans Mountain Pipeline. This compares to $33 million spent during the same period of 2013, which related primarily to the construction of additional pump stations in the Slave Lake, Alberta, area on the Nipisi and Mitsue pipelines.

New Developments

On September 25, 2014, Pembina was informed that Statoil's Cornerstone oil sands project has been deferred. The engineering support agreement between Pembina and Statoil for the related Cornerstone oil sands pipeline expired at the end of September 2014, and no additional capital will be spent on the pipeline project. Pembina will retain the right to use the engineering for other commercial discussions. During the third quarter, Pembina recognized a net impairment of non-recoverable costs of $5 million related to the Cornerstone pipeline project.

Gas Services

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except where noted)	2014	2013	2014	2013
Average volume processed (MMcf/d) net to Pembina(1)	427	288	492	293
Average volume processed (mboe/d)(2) net to Pembina	71	48	82	49
Revenue	38	32	119	88
Operating expenses	15	11	41	31
Operating margin(3)	23	21	78	57
Depreciation and amortization included in operations	5	6	15	13
Gross profit	18	15	63	44
Capital expenditures	59	80	216	202

(1)	Volumes at Musreau exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(2)	Average volume processed converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically-positioned in active and emerging NGL-rich plays in the WCSB and integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported on Pembina's Conventional Pipelines. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex – located near Grand Prairie, Alberta, this facility includes three shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 425 MMcf/d of processing capacity (368 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity (net to Pembina). This facility also includes approximately 350 km of gathering pipelines.

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Pembina Pipeline Corporation

•	Pembina's Saturn I Facility – located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.

•	Pembina's Resthaven Facility – located near Resthaven, Alberta, this facility includes 200 MMcf/d (134 MMcf/d net to Pembina) of extraction capacity.

These facilities are connected to Pembina's Peace Pipeline System. The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta, as discussed in more detail below.

Operational Performance

Within its Gas Services business, the average volume processed, net to Pembina, was 427 MMcf/d during the third quarter of 2014, approximately 48 percent higher than the 288 MMcf/d processed during the third quarter of the previous year. On a year-to-date basis, volumes have increased more than 68 percent compared to the first nine months of last year. These higher volumes were primarily related to the addition of the Saturn I Facility, which was placed into service in late October 2013 and which operated above its nameplate capacity of 200 MMcf/d during the majority of the first nine months of 2014. Pembina's Musreau Complex processed fewer volumes this quarter as a result of a scheduled maintenance turnaround in September 2014 (see below for further details). On a year-to-date basis, higher volumes were processed compared to the same period of 2013. The Cutbank Complex has benefited from improved operational performance along with sustained producer activity in the areas surrounding the assets that is focused on liquids-rich natural gas due to its higher price relative to dry gas.

Financial Performance

Gas Services contributed $38 million in revenue during the third quarter of 2014, up from $32 million generated in the third quarter of 2013. For the first nine months of the year, revenue was $119 million compared to $88 million in the same period of 2013. These 19 and 35 percent increases primarily reflect the factors that impacted operational performance as discussed above.

During the third quarter of 2014, Gas Services incurred operating expenses of $15 million compared to $11 million in the third quarter of 2013. Year-to-date in 2014, operating expenses totalled $41 million, up from $31 million during the same period of the prior year. The quarterly and year-to-date increases were mainly due to additional operating costs associated with the new Saturn I Facility being in-service, as well as higher operating costs associated with the increase in volumes processed at the Cutbank Complex. Pembina also conducted turnarounds at its Cutbank and Musreau gas plants and expensed associated costs during the second and third quarters, respectively. Expenditures associated with these routine and scheduled turnarounds are recovered under Pembina's contractual arrangements with its customers; however, processing revenue and service fees are not earned during outages.

Gas Services realized operating margin of $23 million in the third quarter and $78 million in the first nine months of 2014 compared to $21 million and $57 million during the same periods of the prior year. Increased volumes and revenue during the quarter were offset by higher operating expenses as discussed above, which resulted in slightly improved operating margin. On a year-to-date basis, operating margin increased primarily as a result of strong operating performance and the addition of new assets since the prior period.

Depreciation and amortization included in operations during the third quarter and first nine months of 2014 totalled $5 million and $15 million, respectively, compared to $6 million and $13 million, respectively, during the same periods of the prior year. The third quarter of 2014 was virtually unchanged from the same period of the prior year whereas the year-to-date increase was primarily due to the Saturn I Facility.

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Pembina Pipeline Corporation

For the three months ended September 30, 2014, gross profit was $18 million compared to $15 million in the same period of 2013. On a year-to-date basis, gross profit was $63 million compared to $44 million during the first nine months of 2013. These increases reflect higher operating margin during the 2014 period compared to the third quarter of 2013 primarily resulting from the Saturn I Facility, which was placed into service in October 2013.

For the first nine months of 2014, capital expenditures within Gas Services totalled $216 million compared to $202 million during the same period of 2013. Capital spending in 2014 was largely to progress the multi-year construction projects at Resthaven, Saturn II, and Musreau II, which are discussed below. In 2013, capital expenditures were primarily related to the Saturn I Facility, Saturn II, Musreau II and Resthaven.

New Developments

Pembina has completed commissioning of its recently constructed 200 MMcf/d (134 MMcf/d net) Resthaven Facility, which was placed into service on October 6, 2014 and is now delivering NGL into Pembina's Peace Pipeline.

On October 10, 2014, Pembina announced that it entered into commercial agreements to proceed with a $170 million expansion of the Resthaven Facility and to build, own and operate a new gas gathering pipeline that will deliver gas into the plant (collectively, the "Resthaven Expansion").

The Resthaven Expansion is underpinned by a long-term, fee-for-service contract. The gas processing expansion component of the Resthaven Expansion is expected to cost approximately $105 million (gross) and increase capacity of the existing Resthaven Facility by an additional 100 MMcf/d (gross), bringing total capacity to 300 MMcf/d (gross). To support this expansion, Pembina plans to build a $65 million, 28 km 12" gas gathering pipeline that will connect the customer's condensate recovery plant into the Resthaven Facility. Should all the partners in the existing Resthaven Facility participate in the expansion, Pembina's capital for the plant will decrease to $75 million and its incremental expansion capacity will be 69 MMcf/d (net to Pembina). The additional NGL that will be extracted from the processed gas will be transported on the recently constructed Resthaven lateral and onto Pembina's Peace Pipeline System.

Subject to regulatory and environmental approvals, the gathering system portion of the Resthaven Expansion is expected to be in-service by the second quarter of 2015, followed by the gas processing expansion in mid-2016.

With the additional volumes anticipated at the Resthaven Facility, Pembina has also signed a long-term contract for Phase III pipeline capacity and fractionation capacity at the Company's Redwater fractionation and storage facility.

The Company also continues to progress the construction of Musreau II, a 100 MMcf/d shallow cut gas plant. Pembina expects it will complete this facility under budget and ahead of its previously anticipated in-service date of the first quarter 2015, with a new in-service date of December 2014.

Pembina's Saturn II Facility (a 200 MMcf/d 'twin' of the Saturn I Facility) is on schedule and within budget and is expected to be in-service by late-2015. To-date, the Company has completed approximately 25 percent of site construction.

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Pembina Pipeline Corporation

Once the facilities listed above come on-stream, Pembina expects Gas Services' processing capacity to reach approximately 1.3 bcf/d (net to Pembina), including ethane-plus extraction capacity of approximately 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development (as discussed above) will be processed largely on a contracted, fee-for-service basis and could result in approximately 69 mbpd of NGL, subject to gas compositions, that would be transported for toll revenue on Pembina's Conventional Pipelines once the projects are complete. Volumes from these projects support Pembina's expansion plans as discussed under "Conventional Pipelines."

Midstream

	3 Months Ended September 30(1)		9 Months Ended September 30(1)
($ millions, except where noted)	2014	2013	2014	2013
NGL sales volume (mbpd)	107	99	115	105
Revenue	1,237	1,130	4,207	3,231
Cost of goods sold, including product purchases	1,098	995	3,681	2,834
Net revenue(2)	139	135	526	397
Operating expenses	11	26	57	72
Realized gain (loss) on commodity-related derivative financial instruments	3	(4)	2
Operating margin(2)	131	105	471	325
Depreciation and amortization included in operations	30	30	101	88
Unrealized gain (loss) on commodity-related derivative financial instruments	3	(2)	1	3
Gross profit	104	73	371	240
Capital expenditures	102	77	255	167

(1)	Share of loss from equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream targets oil and diluent-related development opportunities at key sites across Pembina's network. Assets in this business comprise 17 truck terminals (including three capable of emulsion treatment and water disposal), and terminalling at downstream hub locations at Pembina's Nexus Terminal ("PNT"), which features storage, crude-oil-by-rail services and terminal connectivity. PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 million bpd of crude oil and condensate supply connected to the terminal; and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system ("Redwater West") includes the Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.9 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting specification NGL and crude oil.

o	The Empress East NGL system ("Empress East") includes 2.3 bcf/d capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and ownership of 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

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Pembina Pipeline Corporation

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year.

Operational & Financial Performance

In the Midstream business, Pembina generated net revenue of $139 million during the third quarter of 2014, up from $135 million during the third quarter of 2013. The increase is largely due to higher volumes, favourable pricing, market fundamentals and enhanced service offerings since the prior period in crude oil midstream. Year-to-date, net revenue was $526 million in 2014 compared to $397 million in 2013. This increase was primarily due to the same factors noted above, as well as a stronger year-over-year market for propane (particularly in the first quarter of 2014 at Empress East) as well as crude oil midstream storage opportunities in the first quarter of 2014.

Operating expenses during the third quarter and first nine months of 2014 were $11 million and $57 million, respectively, compared to $26 million and $72 million in the comparable periods of 2013. The decrease during the third quarter and first nine months of 2014 was largely due to the Company's sale of its non-core trucking-related subsidiary in the second quarter of 2014.

Operating margin was $131 million during the third quarter of 2014 and $471 million during the first nine months of the year compared to $105 million and $325 million in the respective periods of 2013. These increases were primarily related to growth in revenue from a stronger year-over-year market for propane and storage opportunities.

The Company's crude oil midstream operating margin grew to $47 million in the third quarter of 2014 compared to $29 million in the same period of 2013. This increase was largely due to higher throughput and more favourable pricing, increased volumes at the Judy Creek and Cynthia full-service terminals, and margin generated by the Company's condensate-related services. Pembina's crude-by-rail service, which the Company made available in October 2013, operated at full capacity for the majority of the third quarter, which also contributed to the improved operating margin. For the first nine months of the year, crude oil midstream operating margin totalled $152 million compared to $100 million during the same period of the prior year. The higher year-to-date results were due to the same factors discussed above combined with increased storage opportunities in the first quarter of 2014.

Operating margin for Pembina's NGL midstream activities was $84 million for the third quarter of 2014 compared to $76 million for the third quarter of 2013. The increase in operating margin during the third quarter was driven by strong results from Empress East related to better propane pricing as well as increased storage and terminalling services at the Company's Corunna site. Further, at 107 mbpd, third quarter 2014 NGL sales volumes were 8 percent higher than the same period in 2013. This increase was primarily due to higher ethane production at Empress East resulting from Pembina's increased ownership share in the Empress Facilities as well as opportunities related to gas extraction. For the nine months ended September 30, 2014, operating margin for NGL midstream was $319 million compared to $225 million for the same period of 2013. The increase in operating margin for the first nine months of the year related to a stronger year-over-year market for propane (particularly in the first quarter of 2014 at Empress East), as well as increased fee-for-service storage cavern revenue at Redwater West.

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Pembina Pipeline Corporation

Depreciation and amortization included in operations for Pembina's Midstream business during the third quarter of 2014 totalled $30 million, unchanged from the third quarter of 2013. Year-to-date depreciation and amortization included in operations totaled $101 million, up from $88 million during the first nine months of 2013 reflecting the growth in the asset base in this business since the prior period as well as a $13 million impairment recognized in the second quarter.

For the three and nine months ended September 30, 2014, gross profit in this business was $104 million and $371 million compared to $73 million and $240 million during the same periods in 2013 due to the same factors impacting revenue, operating expenses, depreciation and amortization included in operations, as noted above.

For the nine months ended September 30, 2014, capital expenditures within the Midstream business totalled $255 million compared to $167 million during the same period of 2013. Capital spending in this business in 2014 was primarily directed towards the development of Pembina's second fractionator (RFS II), the build-out of Pembina's full-service terminal network, storage caverns and associated infrastructure, and above-ground storage in the Edmonton area. Capital expenditures in 2013 primarily related to cavern development at the Company's Redwater facility.

New Developments

Potential West Coast Propane Terminal

On September 2, 2014, Pembina announced that it selected the site for the Company's planned West Coast propane export terminal project (the "West Coast Terminal" or the "Project"). Pembina entered into an agreement (the "Terminal Agreement") with the Port of Portland, Oregon (the "Port") on August 28, 2014, that sets forth the terminal site, which includes an existing marine berth, located within the city of Portland for the development of the Project. The Terminal Agreement also outlines the material commercial lease terms for the West Coast Terminal and enables Pembina to begin initial engineering design investigation and consultation processes with the Port and local regulators.

Under the Terminal Agreement, Pembina continues to progress preliminary engineering design work, extensive environmental and regulatory reviews and assessments, local consultation efforts and, together with the Port, is beginning the process of obtaining the required permits and approvals to develop the West Coast Terminal. The Project is subject to Pembina and the Port entering into definitive agreements, and the receipt of all environmental and regulatory permits and approvals necessary for the development of the Project.

Pembina intends to initially develop a 37 mbpd propane export facility for an expected capital investment of approximately US$500 million and with an anticipated in-service date of early-2018. The Company expects that the West Coast Terminal will provide the growing western Canadian propane supply with access to large, international markets while complementing Pembina's expanding integrated service offering for NGL. The Port, which is located along the Columbia and Willamette rivers and has deep water access to the Pacific Ocean, has lands available for the installation of storage, piping and rail facilities and marine infrastructure associated with the Project.

Canadian Diluent Hub

On October 8, 2014, Pembina announced plans to proceed with construction of the Canadian Diluent Hub ("CDH"), a large-scale condensate and diluent terminal at its Heartland Terminal site near Fort Saskatchewan, Alberta.

The initial phase of CDH development is estimated to cost $350 million and will include 600,000 barrels of above ground storage, multiple inbound and outbound pipeline connections, plus associated pumping and metering facilities.

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Pembina Pipeline Corporation

The CDH is designed to augment Pembina's existing diluent handling facilities in the Fort Saskatchewan area which includes approximately 20 mbpd of rail import capacity, 500,000 barrels of underground diluent storage and approximately 180 mbpd of existing delivery capacity to third-party diluent delivery pipelines. The proposed facilities are designed to accommodate contracted diluent supply volumes from the Company's previously announced field gas plant, pipeline and NGL fractionator expansions.

Site preparation began in late-2013 and is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in incremental pipeline connections to regional condensate delivery systems in 2016 with a view to achieving full connectivity of and service offerings at CDH in the second quarter of 2017.

Update on Construction at Redwater

Pembina continues to progress with facility construction on its $415 million, second 73 mbpd ethane-plus fractionator at the Company's Redwater site ("RFS II"). All towers have been erected at the site and the foundations for the compressor building are nearing completion. The project is on schedule and anticipated to be on-stream late in the fourth quarter of 2015.

With the addition of the previously announced RFS III, Pembina's third fractionator at its Redwater site, fractionation capacity will total 210 mbpd, making the Company's Redwater complex the largest fractionation facility in Canada. Subject to regulatory and environmental approval, Pembina expects RFS III to be in-service in the third quarter of 2017.

Acquisition of Vantage Pipeline

On October 24, 2014, Pembina closed its previously announced acquisition of the Vantage pipeline system ("Vantage") and Mistral Midstream Inc.'s ("Mistral") interest in the Saskatchewan Ethane Extraction Plant ("SEEP") for total consideration of approximately US$650 million (the "Transaction"). To enact the purchase, Pembina acquired all of the issued and outstanding equity interests of Vantage Pipeline Canada ULC, Vantage Pipeline US LP and Mistral in exchange for US$413 million, including repayment of Vantage's bank indebtedness of approximately US$224 million at closing and approximately 5.61 million common shares (with an approximate value as at October 24, 2014 of US$237 million). Included in the consideration above was approximately $23 million for SEEP construction costs that were inccured between the effective date of the Transaction of August 1, 2014 and October 24, 2014.

Vantage is a recently constructed high vapour pressure pipeline that is approximately 700 km long with a capacity of approximately 40 mbpd. This line originates in Tioga, North Dakota and terminates near Empress, Alberta. Vantage provides long-term, fee-for-service cash flow and strategic access to the prolific and growing North Dakota Bakken play for future NGL opportunities.

As part of the Transaction, Pembina also acquired pipeline infrastructure from Mistral and Mistral's interest in SEEP, an under construction, 60 MMcf/d deep cut gas processing facility that is centrally located to service the southeast Saskatchewan Bakken region. SEEP, which is underpinned by both a long-term ethane sales agreement and a long-term, fee-for-service processing agreement, is expected to produce approximately 4,500 bpd of ethane and will connect into Vantage through a pipeline lateral that is also currently under construction. Pembina expects SEEP and the associated pipeline lateral to be in-service in mid-2015.

Pembina also acquired the remaining 10 percent interest in SEEP after the Transaction closed. The Company now owns 100 percent of the 60 MMcf/d deep cut processing facility.

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Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	September 30, 2014	December 31, 2013
Working capital(1)	385	(170)
Variable rate debt(2)
Bank debt		50
Total variable rate debt outstanding		50
Fixed rate debt(2)
Senior unsecured notes	467	642
Senior unsecured term debt		75
Senior unsecured medium-term notes	1,500	900
Subsidiary debt		8
Total fixed rate debt outstanding (average of 4.8%)	1,967	1,625
Convertible debentures(2)	431	633
Finance lease liability	10	9
Total debt and debentures outstanding	2,408	2,317
Cash and unutilized debt facilities	1,859	1,531

(1)	As at September 30, 2014, working capital includes $4 million (December 31, 2013: $262 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, unutilized debt facilities and the DRIP. Further, based on its successful access to financing in the debt and equity markets over the past several years, Pembina believes it should continue to have access to funds at attractive rates, if and when required. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities at September 30, 2014 consisted of an unsecured $1.5 billion revolving credit facility due March 2019 and an operating facility of $30 million due July 2015, which is expected to be renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at September 30, 2014, Pembina had $1,859 million of cash and unutilized debt facilities. Pembina also had an additional $16 million in letters of credit issued in a separate demand letter of credit facility. At September 30, 2014, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $1,967 million. Pembina's senior debt to total capital at September 30, 2014 was 23 percent. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended September 30, 2014 and as at December 31, 2013.

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Pembina Pipeline Corporation

During the third quarter of 2014, $53 million of Pembina's debentures (face value) were converted into 2 million common shares. The conversions were primarily of Series E convertible debentures maturing December 31, 2017 with a conversion price of $24.94 per common share.

On September 11, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 7 (the "Series 7 Preferred Shares") for aggregate gross proceeds of $250 million (the "Offering"). The proceeds from the Offering were used to help fund a portion of Pembina's purchase of Vantage and SEEP as well as to fund a portion of the remainder of the Company's 2014 capital expenditure program and for general corporate purposes.

The Series 7 Preferred Shares began trading on the Toronto Stock Exchange on September 11, 2014 under the symbol PPL.PR.G.

Dividends on the Series 7 Preferred Shares are expected to be $0.2813 quarterly, or $1.125 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2019.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5 and Series 7 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Series 1, Series 3, Series 5, Series 7 Preferred Shares is P-3.

Market Risk Management Program

Pembina's results are subject to movements in commodity prices, foreign exchange and interest rates. A formal Risk Management Program including policies and procedures has been designed to mitigate these risks.

Commodity price risk

Pembina's Midstream business is exposed to changes in commodity prices as a result of frac spread risk or the relative price differential between the input cost of the natural gas required to produce NGL products and the price at which they are sold. Pembina responds to commodity price risk by using an active Risk Management Program to fix revenue on a minimum of 50 percent of the committed term natural gas supply costs. Pembina's Midstream business is also exposed to variability in quality, time and location differentials. The Company utilizes derivative financial instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. Pembina also enters into derivative financial instruments to manage exposure to power costs within some of its businesses. The Company does not trade financial instruments for speculative purposes.

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Pembina Pipeline Corporation

Foreign exchange risk

Pembina's commodity-related cash flows are subject to currency risk, primarily arising from the denomination of specific earnings and cash flows in U.S. dollars. Pembina responds to this risk using an active Risk Management Program to exchange foreign currency for domestic currency based on cash flow requirements.

Interest rate risk

Pembina has floating interest rate debt facilities which subjects the Company to interest rate risk. Pembina responds to this risk under the Risk Management Program by entering into financial derivative contracts to fix interest rates.

Capital Expenditures

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2014	2013	2014	2013
Development capital
Conventional Pipelines	163	79	396	199
Oil Sands & Heavy Oil	10	8	35	33
Gas Services	59	80	216	202
Midstream	102	77	255	167
Corporate/other projects	10	1	27	4
Total development capital	344	245	929	605

For the three months ended September 30, 2014, capital expenditures were $344 million compared to $245 million during the same three month period of 2013. During the first nine months of 2014, capital expenditures were $929 million compared to $605 million during the same nine month period in 2013.

The majority of the capital expenditures in the third quarter and first nine months of 2014 were in Pembina's Conventional Pipelines, Midstream, and Gas Services businesses. Conventional Pipelines' capital was incurred to complete its previously announced Simonette Expansion and progress its Phase II and Phase III expansions. Midstream's capital expenditures were primarily directed towards RFS II, cavern development and related infrastructure at the Redwater facility. Gas Services' capital was deployed to progress the Resthaven, Saturn II and Musreau II facilities.

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Pembina Pipeline Corporation

Contractual Obligations at September 30, 2014

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases	598	52	125	116	305
Loans and borrowings(1)	3,465	94	189	189	2,993
Convertible debentures(1)	567	26	52	226	263
Construction commitments(2)(3)	1,740	1,638	102
Provisions	338		12	23	303
Total contractual obligations(2)	6,708	1,810	480	554	3,864

(1)	Excluding deferred financing costs.
(2)	Excluding significant projects that are awaiting regulatory approval.
(3)	Including investment commitments to equity accounted investees of $18 million.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn II Facility, the Musreau II Facility, the Resthaven Expansion, RFS II, RFS III as well as its Phase II and III pipeline expansions, as well as certain pipeline connections and laterals and select caverns at its Redwater site. See "Forward-Looking Statements & Information."

Not included above is Pembina's obligation at September 30, 2014 with respect to the Transaction and the associated future capital commitments.

Changes in Accounting Principles and Practices

New standards adopted in 2014

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standards Board ("IASB") or IFRS Interpretations Committee ("IFRIC") were adopted as of January 1, 2014 without any material impact to Pembina's Interim Financial Statements: IAS 32 Financial Instruments and IFRIC 21 Levies.

New Standards and Interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning on or after January 1, 2015. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective January 1, 2018 with early adoption permitted. IFRS 9 provides guidelines for recognizing and measuring financial assets and liabilities and other contracts to buy or sell non-financial items. The objective is to provide readers with information for the assessment of amounts, timing and probability of the entity's future cash flows. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for fiscal periods ending on or after December 31, 2017 with early adoption permitted. IFRS 15 provides guidelines for reporting information to readers about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2017. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

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Pembina Pipeline Corporation

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP.

During the third quarter of 2014, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

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Pembina Pipeline Corporation

Trading Activity and Total Enterprise Value(1)

			As at and for the 3 months ended
($ millions, except where noted)	October 31, 2014(2)		September 30, 2014		September 30, 2013
Trading volume and value
Total volume (millions of shares)	27		48		32
Average daily volume (thousands of shares)	1,211		759		505
Value traded	1,206		2,308		1,039
Shares outstanding (millions of shares)	336		329		312
Closing share price (dollars)	46.76		47.18		34.14
Market value
Common shares	15,721		15,545		10,655
Series 1 Preferred Shares (PPL.PR.A)	249	(3)	244	(4)	237	(5)
Series 3 Preferred Shares (PPL.PR.C)	151	(6)	152	(7)
Series 5 Preferred Shares (PPL.PR.E)	258	(8)	261	(9)
Series 7 Preferred Shares (PPL.PR.G)	256	(10)	254	(11)
5.75% convertible debentures (PPL.DB.C)	394	(12)	411	(13)	368	(14)
5.75% convertible debentures (PPL.DB.E)	46	(15)	47	(16)	235	(17)
5.75% convertible debentures (PPL.DB.F)	244	(18)	257	(19)	206	(20)
Market capitalization	17,319		17,171		11,701
Senior debt	2,242		1,967		1,647
Cash and cash equivalents	(26)		(329)		(15)
Total enterprise value(21)	19,535		18,809		13,333

(1)	Trading information in this table reflects the activity of Pembina securities on the Toronto Stock Exchange only.
(2)	Based on 22 trading days from October 1, 2014 to October 31, 2014, inclusive.
(3)	10 million preferred shares outstanding at a market price of $24.89 at October 31, 2014.
(4)	10 million preferred shares outstanding at a market price of $24.44 at September 30, 2014.
(5)	10 million preferred shares outstanding at a market price of $23.75 at September 30, 2013.
(6)	6 million preferred shares outstanding at a market price of $25.21 at October 31, 2014.
(7)	6 million preferred shares outstanding at a market price of $25.37 at September 30, 2014.
(8)	10 million preferred shares outstanding at a market price of $25.85 at October 31, 2014.
(9)	10 million preferred shares outstanding at a market price of $26.06 at September 30, 2014.
(10)	10 million preferred shares outstanding at a market price of $25.58 at October 31, 2014.
(11)	10 million preferred shares outstanding at a market price of $25.40 at September 30, 2014.
(12)	$240 million principal amount outstanding at a market price of $164.50 at October 31, 2014 and with a conversion price of $28.55.
(13)	$247 million principal amount outstanding at a market price of $166.70 at September 30, 2014 and with a conversion price of $28.55.
(14)	$299 million principal amount outstanding at a market price of $123.00 at September 30, 2013 and with a conversion price of $28.55.
(15)	$25 million principal amount outstanding at a market price of $184.44 at October 31, 2014 and with a conversion price of $24.94.
(16)	$25 million principal amount outstanding at a market price of $190.00 at September 30, 2014 and with a conversion price of $24.94.
(17)	$171 million principal outstanding at a market price of $137.00 at September 30, 2013 and with a conversion price of $24.94.
(18)	$153 million principal amount outstanding at a market price of $159.49 at October 31, 2014 and with a conversion price of $29.53.
(19)	$159 million principal amount outstanding at a market price of $161.27 at September 30, 2014 and with a conversion price of $29.53.
(20)	$172 million principal outstanding at a market price of $120.11 at September 30, 2013 with a conversion price of $29.53.
(21)	Refer to "Non-GAAP and Additional GAAP Measures."

As indicated in the table above, Pembina's total enterprise value was $19 billion at September 30, 2014. The increase from 2013 was primarily due to greater common shares outstanding related to the DRIP and debenture conversions, an increase in the price of Pembina's common shares and the addition of the preferred shares.

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, capital requirements, the financial condition of Pembina and other relevant factors.

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Pembina Pipeline Corporation

Preferred Share Dividends

The holders of Pembina's preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for the third quarter of 2014 was 57 percent of common shares outstanding for proceeds of $81 million ($238 million year-to-date).

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2013. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Average volume (mbpd unless stated otherwise)
Conventional Pipelines throughput	564	573	553	500	489	484	494	480	444
Oil Sands & Heavy Oil contracted capacity, end of period	880	880	880	880	880	870	870	870	870
Gas Services processing (mboe/d)(1)	71	87	88	66	48	48	50	46	46
NGL sales volume	107	105	133	122	99	94	123	116	87
Total	1,622	1,645	1,654	1,568	1,516	1,496	1,537	1,512	1,447

(1)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.

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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2014			2013				2012
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4		Q3
Revenue	1,445	1,606	1,759	1,301	1,300	1,175	1,249	1,265		816
Operating expenses	98	91	95	101	87	91	77	86		69
Cost of goods sold, including product purchases	1,087	1,246	1,312	922	983	880	934	968		566
Realized gain (loss) on commodity-related derivative financial instruments	4		(2)	(3)	(4)	4	2	11		(3)
Operating margin(1)	264	269	350	275	226	208	240	222		178
Depreciation and amortization included in operations	51	51	52	42	47	32	42	48		52
Unrealized gain (loss) on commodity-related derivative financial instruments	3	(4)	4	2	(2)	1	6	(2)		(23)
Gross profit	216	214	302	235	177	177	204	172		103
EBITDA(1)	199	235	316	235	201	185	211	198		152
Cash flow from operating activities	188	155	261	208	94	151	232	145		134
Cash flow from operating activities per common share – basic (dollars)(1)	0.57	0.48	0.82	0.66	0.30	0.49	0.78	0.50		0.46
Adjusted cash flow from operating activities(1)	158	191	264	185	188	150	202	172	(2)	132 (2)
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.48	0.59	0.83	0.59	0.61	0.49	0.68	0.59		0.46
Earnings for the period	75	77	147	95	72	93	91	81		31
Earnings per common share – basic (dollars)	0.20	0.21	0.44	0.29	0.22	0.30	0.30	0.28		0.11
Earnings per common share – diluted (dollars)	0.20	0.21	0.41	0.29	0.22	0.30	0.30	0.28		0.11
Common shares outstanding (millions):
Weighted average – basic	327	323	319	314	311	308	296	292		289
Weighted average – diluted	329	325	340	315	312	309	297	293		290
End of period	329	325	321	315	312	310	307	293		291
Common share dividends declared	143	140	134	132	129	125	121	118		117
Common dividends per share (dollars)	0.435	0.430	0.420	0.420	0.415	0.405	0.405	0.405		0.405
Preferred share dividends declared	8	7	6	5

(1)	Refer to "Non-GAAP and Additional GAAP Measures."
(2)	2012 adjusted cash flow from operating activities is before acquisition costs of Q4: $1 million and Q3: $2 million.

During the periods in the table above, Pembina's results were impacted by the following factors and trends:

•	Increased oil production from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;
•	Increased liquids-rich natural gas production from producers in the WCSB (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;
•	New assets being placed into service;
•	An improved propane market in North America; and

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Pembina Pipeline Corporation

•	Increased shares outstanding due to: the DRIP, debenture conversions, and the bought deal equity financing in the first quarter of 2013.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and at Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP and additional GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP and additional GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP and additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP and additional GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2014	2013	2014	2013
Revenue	1,445	1,300	4,810	3,724
Cost of goods sold, including product purchases	1,087	983	3,645	2,797
Net revenue	358	317	1,165	927

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Pembina Pipeline Corporation

EBITDA

EBITDA is a non-GAAP measure and is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2014	2013	2014	2013
Results from operating activities	146	147	588	469
Share of profit from equity accounted investees (before tax, depreciation and amortization)	2	3	4	6
Depreciation and amortization	54	49	161	127
Unrealized (gain) loss on commodity-related derivative financial instruments	(3)	2	(3)	(5)
EBITDA	199	201	750	597
EBITDA per common share – basic (dollars)	0.61	0.65	2.32	1.96

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and excluding preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2014	2013	2014	2013
Cash flow from operating activities	188	94	604	477
Add (deduct):
Change in non-cash operating working capital	13	108	77	103
Current tax expenses	(26)	(6)	(75)	(19)
Tax paid	12		70
Accrued share-based payments	(21)	(8)	(42)	(21)
Preferred share dividends declared	(8)		(21)
Adjusted cash flow from operating activities	158	188	613	540
Cash flow from operating activities per common share – basic (dollars)	0.57	0.30	1.87	1.56
Adjusted cash flow from operating activities per common share – basic (dollars)	0.48	0.61	1.90	1.77

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Pembina Pipeline Corporation

Operating margin

Operating margin is an additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2014	2013	2014	2013
Revenue	1,445	1,300	4,810	3,724
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	98	87	284	255
Cost of goods sold, including product purchases	1,087	983	3,645	2,797
Realized gain (loss) on commodity-related derivative financial instruments	4	(4)	2	2
Operating margin	264	226	883	674
Depreciation and amortization included in operations	51	47	154	121
Unrealized gain (loss) on commodity-related derivative financial instruments	3	(2)	3	5
Gross profit	216	177	732	558

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing our securityholders and potential investors with information regarding Pembina, including management's assessment of our future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "projection", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines;
•	expected future cash flows, future financing options, availability of capital to fund growth plans and the use of proceeds from financings;
•	anticipated impact of acquisitions on the Company's future cash flows, financial position and commercial opportunities;
•	transportation, storage and services commitments and contracts; and
•	the impact of share price on annual share-based incentive expense.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2013. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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